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                                                                     Exhibit 12

FOR IMMEDIATE RELEASE

Contact:     Sanford Harwood
             Assistant Chairman
             (201) 798-0090
             SQAI


                  SQUARE INDUSTRIES ANNOUNCES AGREEMENT TO BE
                          ACQUIRED BY CENTRAL PARKING

     New York, New York, December 9, 1996 -- Square Industries, Inc. (NASDAQ -
SQAI), announced today that it has entered into an agreement providing for the acquisition of the Company by Central Parking Corporation, a leading provider of parking in the United States. The proposed acquisition is to be effected by a cash tender offer by Central Parking for the outstanding shares of the Company's common stock and subsequent merger with a subsidiary of Central Parking. Shareholders of the Company are to receive $28.50 for each outstanding share in cash at the closing of the offer or effectiveness of the merger and $2.50 per share to be held in escrow and disbursed to the Shareholders if certain conditions are satisfied.

     The transaction has been recommended by the Board of Directors of the Company and of Central Parking. Notice of the cash tender offer is expected to be filed by Central Parking with the Securities and Exchange Commission on December 13, 1996. The cash tender offer is subject to certain conditions including the acceptance of the offer by at least 66 2/3% of the outstanding common stock of the Company.

     Of the escrowed funds, payment of $1.99 per share is contingent on the execution of a lease or effecting a sale, meeting certain criteria with respect to one specific property, and may be held in escrow for up to twelve months. Payment of $0.51 per share is contingent on the resolution of certain tax issues, and may be held for up to three years. The escrow agreement provides that any interest earned on the escrowed funds will be distributed to the party receiving the funds and that certain expenses will be paid out of the escrowed funds.

     Lowell Harwood, Chairman and Chief Executive Officer of Square Industries, stated "we look forward to joining forces with Central, and we believe that Square's leadership in the Northeast, U.S. will complement and strengthen Central's position in the parking industry".

     Monroe J. Carell, Jr., Chairman and Chief Executive Officer of Central Parking, remarked, "we are confident that this proposed acquisition will contribute positively to our continued growth in earnings, starting in our 1997 fiscal year. The majority of parking facilities which Square
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Industries controls and manages are in geographic areas where we already have established operations. We believe this transaction represents another logical and profitable way of enhancing our overall competitive position."

     Square Industries, headquartered in Jersey City, New Jersey, currently operates approximately 117 parking facilities containing over 61,000 spaces located primarily in the Northeast (New York City, 49; Philadelphia, 30; Newark, 17; Pittsburgh, 11 and other cities, 10.) Included in Square's facilities are Rockefeller Center and One Penn Plaza as well as sports complexes such as Shea Stadium, home of the New York Mets and Corel Centre/Palladium in Ottawa, Canada. Square Industries reported revenue of $65.9 million for the year ended December 31, 1995.

     Central Parking reported revenue of $143.3 million for its fiscal year ended September 30, 1996. Headquartered in Nashville, Tennessee, Central Parking is a leading provider of parking services in the United States. The Company currently operates in excess of 1,360 parking facilities containing over 546,000 parking spaces located in 32 states, the District of Columbia, the United Kingdom, Mexico, Puerto Rico and Germany. The Company provides parking consulting services in Malaysia and Spain and has a business development office in Amsterdam.